Exhibit 99.1

Electra Enhances Terms of Cobalt Supply Agreement with LG Energy Solution

Agreement extended to 5 years and supply increased to 19K tonnes

TORONTO--(BUSINESS WIRE)--July 24, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”) today announced that its battery grade cobalt supply agreement with LG Energy Solution (LGES; KRX: 373220), a leading global manufacturer of lithium-ion batteries, has been extended and expanded from terms initially announced in September 2022. Electra will now supply LG Energy Solution with 19,000 tonnes of battery grade cobalt over a five-year period beginning in 2025. The material will be supplied from the only cobalt sulfate refinery in North America, located north of Toronto, Ontario.

Under the updated terms, Electra will supply LG Energy Solution with 3,000 tonnes of cobalt contained in a cobalt sulfate product in 2025 and a further 4,000 tonnes in each of the following years through 2029 for a total of 19,000 tonnes under an agreed pricing mechanism. Previously, Electra had agreed to supply LGES with 7,000 tonnes of contained cobalt in a cobalt sulfate product over a three-year period, starting this year.

“LG Energy Solution continues to strengthen its position as a global leader in the electric vehicle supply chain through its investments in Ontario and active collaboration with Canadian companies developing critical minerals and battery materials,” said Trent Mell, CEO of Electra.

Consistent with the original terms of the supply agreement, Electra and LG Energy Solution will also cooperate and explore ways to advance opportunities across North America’s EV supply chain, including, but not limited to, securing of sustainable sources of raw materials. Financial terms of the supply agreement were not disclosed.

According to research by CRU, a leading provider of business intelligence on the global metals, mining, and fertilizer industries, China is currently responsible for 71% of refined cobalt, 76% of refined nickel and 93% of refined manganese used in EV batteries. Favourable public policy and growing EV adoption rates are accelerating the development of a North American refining and battery recycling ecosystem by Electra. The U.S. Inflation Reduction Act underscores the importance of creating a domestic EV battery supply chain by extending a $7,500 tax credit for vehicles that do not contain critical minerals sourced from China and Russia.

Electra’s low-carbon hydrometallurgical refinery complex is located in Temiskaming Shores, near the Sudbury Nickel Basin. The refinery is currently under construction and also running a plant-scale black mass recycling trial to recover high-value elements contained in expired lithium-ion batteries, including lithium, nickel, cobalt, manganese and graphite. To date, Electra’s results from its plant-scale trial have met or exceeded results achieved previously in a lab setting. Electra anticipates commercialization of its black mass recycling capabilities in 2024 pending completion of funding commitments.

At full capacity, Electra’s battery materials park could produce enough cobalt sulfate to supply up to 1.5 million electric vehicles per year and process 2,500 tonnes of black mass materials per annum.

The Company’s cobalt refinery remains under construction and additional capital is being sought from government, strategic and other sources in order to complete construction and final commissioning. The current brokered private placement being completed by the Company along with the strategic investment by Three Fires is intended to help prioritize the Company’s plans for a 2,500 tonne battery black mass refining operation.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891